UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment _____)*

Nuance Resources, Inc.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

67021E 10 3
______________________________________
(CUSIP Number)

James D. Bunney
c/o Nuance Resounces, Inc.
601-8623 Granville St.
Vancouver, B.C., Canada V6P 582
778-235-6658
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons:  James D. Bunney
     I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4. Source of Funds (See Instruction): PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [ ]

6. Citizenship or Place of Organization:  _________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:   14,000,000 SHARES

8. Shared Voting Power:   N/A

9. Sole Dispositive Power:  14,000,000 SHARES

10. Shared Dispositive Power:  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  14,000,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 31.39%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Nuance Resources, Inc., a Nevada Corporation (the "Issuer"), and is being filed by James D. Bunney (the "Reporting Person"). The Issuer's current principal executive offices are located at 601-8623 Granville St.
Vancouver, B.C., Canada V6P 582.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is James D. Bunney.

(b)	Business Address. The business address of the Reporting Person is 601 Gr8623 Granville Street Vancouver, B.C. V6P 5A2.

(c)
Occupation and Employment. James D. Bunney is employed by Nuance Resources, Inc. as its sole officer and director. He has acted as a Corporate Finance and Investor Relations consultant since 2000. Prior to that, he was the Vice President, Director and CFO of Pemberton Energy Ltd. Mr. Bunney has also previously served in senior management positions with both Texas T Resources Ltd. and Priority Ventures Ltd.

(d)	Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. Canadian

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares to which this statement relates were purchased by Kent Kirby with his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition by the Reporting Person of 14,000,000 shares or 31.39% of the Issuer’s issued and outstanding common stock as of August 31, 2007.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 14,000,000 shares of Common Stock of the Issuer, representing approximately 31.39% of the Issuer's common stock (based upon 44,594,000 shares of common stock outstanding at August 31, 2007).

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	Transactions within the Past 60 Days. Not applicable.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 18, 2007
/s/ James D. Bunney
James D. Bunney